Exhibit 99.3

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
 92,149 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
 20,000 - Greenwood Nominees Limited
    143 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
217,692 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of Dividend to acquire shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan)and purchase/award of shares under The Allied Domecq PLC Share Partnership Plan

7)  Number of shares/amount of stock acquired

 1 Dividend share
33 Partnership shares
 9 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis).

8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

(pound)3.58   - Dividend share
(pound)3.6925 - Partnership and Matching shares

13) Date of transaction

26 July 2002   - Dividend share acquisition
 5 August 2002 - Partnership and Matching share award

14) Date company informed

8 August 2002

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
 92,149 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
 20,000 - Greenwood Nominees Limited
    186 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
217,735 - Total

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary


Date of Notification   08 August 2002


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                                                                    Exhibit 99.4

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 8 August 2002 that they disposed on that date of 3,174 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 24,306,445 shares.

The following executive directors together with all employees are potential beneficiaries of the Trust although the executive directors were not connected with the transaction that took place on 8 August 2002:- Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner

Charles B Brown
Deputy Company Secretary


9 August 2002